Exhibit 16.1
March 31, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
We have read Item 4.01 of Form 8-K/A dated March 31, 2006, of The GEO Group, Inc. and are in agreement with the statements contained in the first, third, fourth and fifth paragraphs on page three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 3 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s financial statements as of and for the year ended January 2, 2005.

/s/ Ernst & Young LLP